Exhibit 15.1

Tanzanian Gold Corporation

Consolidated Financial Statements

For the years ended

August 31, 2021, 2020 and 2019

(expressed in US dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Tanzanian Gold Corporation, were prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stephen Mullowney”	“Michael P. Leonard”
Stephen Mullowney	Michael P. Leonard
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2021. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2021. The Company has prioritized the remediation of the material weaknesses described above and is working under the oversight of the Audit Committee to resolve the issue.

Specific actions to remediate these material weaknesses include the following:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef, Tanzam and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero-dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

•	Hired a Senior Procurement Officer at Buckreef to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engaging third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

The Company is currently in the process of implementing and documenting its systems of internal controls related to remediate the material weaknesses identified above however has been unable to complete this implementation by the required reporting date due to limited resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to formally review, document and implement the Company’s key controls, including ITGCs, ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Tanzanian Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tanzanian Gold Corporation (the "Company") as of August 31, 2021 and 2020 and September 1, 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for the years ended August 31, 2021, 2020, and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021 and 2020 and September 1, 2019 and its financial performance and its cash flows for the years ended August 31, 2021, 2020, and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter	How the Matter was Addressed in the Audit

Assessment of Mineral properties and deferred exploration for potential impairment indicators

As described in Note 3 to the financial statements, management reviews and evaluates the net carrying value of mineral properties and deferred exploration for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. If deemed necessary based on this review and evaluation, management performs a test for impairment.

In its review and evaluation, management determined that there were no indicators that the carrying amount of mineral properties and deferred exploration, which has a carrying value of $38,618,000 as of August 31, 2021, may not be recoverable.

We identified the assessment of unproved mineral properties for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgment and an increased level of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions in determining whether indicators of impairment are present.

The primary procedures we performed to address this critical audit matter included:

•    Evaluation of the Company’s identification of significant events or changes in circumstances that have occurred indicating the underlying Tanzanian property may not be recoverable by performing an independent assessment.

•    Discussion with management of future business plans for the mineral properties and deferred exploration

•    Ensuring key assumptions were consistent with evidence obtained in other areas of the audit.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

November 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tanzanian Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tanzanian Gold Corporation and subsidiaries (the “Company”), as of August 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2021 of the Company and our report dated November 29, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management identified material weaknesses in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring).

Management did not design and maintain effective controls over the following, each of which is a material weakness:

(a)	Lack of timely review and approval of certain journal entries and reconciliations;

(b)	Lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and

(c)	Lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31, 2021, of the Company, and this report does not affect our report on such financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

November 29, 2021

Tanzanian Gold Corporation

Consolidated Statements of Financial Position

(Expressed in Thousands of US Dollars)

As at	August 31, 2021	August 31, 2020	September 1, 2019
		Restated – notes 2 and 4	Restated – notes 2 and 4

Assets
Current Assets
Cash (Note 17)	$13,447	$4,053	$2,547
Amounts receivable (Note 13)	460	547	470
Prepaid and other assets (Note 14)	332	78	91
Inventory (Note 16)	1,179	726	393
Current assets	15,418	5,404	3,501
Property, plant and equipment (Note 6)	2,482	1,738	1,285
Mineral properties and deferred exploration (Note 5)	38,618	30,997	23,859
Assets	$56,518	$38,139	$28,645
Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Notes 15)	$5,263	$4,950	$4,737
Convertible loan (Note 24)	-	-	1,452
Gold bullion loans (Note 22)	-	-	3,757
Derivatives in gold bullion loans (Note 22)	-	-	977
Convertible debentures (Note 25)	-	5,089	-
Derivative warrant liabilities (Note 26)	2,149	551	-
Current liabilities	7,412	10,590	10,923
Derivative warrant liabilities	-	-	3,371
Asset Retirement Obligation (Note 20)	2,681	2,680	554
Liabilities	10,093	13,270	14,848
Shareholders’ equity
Share capital (Note 7)	158,129	135,100	108,218
Share based payment reserve (Note 9)	5,680	2,748	6,413
Warrants reserve (Note 8)	1,606	728	728
Accumulated deficit	(117,457)	(113,453)	(101,986)
Equity attributable to owners of the Company	47,958	25,123	13,373
Non-controlling interests (Note 21)	(1,533)	(254)	424
Total shareholders’ equity	46,425	24,869	13,797
Total Shareholders' Equity and Liabilities	$56,518	$38,139	$28,645

Nature of operations and Going Concern (Note 1)

Commitments and Contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

4

Tanzanian Gold Corporation

Consolidated Statements of Comprehensive Loss

(Expressed in Thousands of US Dollars)

Year ended August 31,	2021	2020	2019
		Restated – notes 2 and 4	Restated – notes 2 and 4

Administrative expenses
General and administrative expense (Note 27)	$9,027	$7,679	$3,660
Administrative expenses	(9,027)	(7,679)	(3,660)
Other income (expenses)
Financial instrument related cost and other (Note 28)	4,498	(3,681)	(2,349)
Foreign exchange	(78)	(545)	(200)
Interest, net	(7)	(17)	(13)
Field, camp and exploration costs	(669)	(223)	(144)
Write off of mineral properties and deferred exploration costs (Note 5)	-	-	(16,705)
Net loss and comprehensive loss	$(5,283)	$(12,145)	$(23,071)

Loss and comprehensive loss attributable to:
Parent	(4,004)	(11,467)	(22,981)
Non-controlling interests	(1,279)	(678)	(90)
Net loss	$(5,283)	$(12,145)	$(23,071)

Loss per share – basic and diluted attributable to Parent	$(0.02)	$(0.07)	$(0.17)
Weighted average # of shares outstanding – basic and diluted	232,208,260	166,510,691	136,050,492

The accompanying notes are an integral part of these consolidated financial statements

5

Tanzanian Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in Thousands of US Dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at August 31, 2018	125,162,803	$96,719	$7,189	$890	$(79,005)	25,793	$514	26,307
Issued for cash, net of share issue costs	13,435,503	6,724	-	-	-	6,724	-	6,724
Shares issued for interest on gold loans and convertible loans	1,836,229	528	-	-	-	528	-	528
Shares issued as financing fee for loans (Note 22)	686,446	439	-	-	-	439	-	439
Issued for settlement of loans (Note 22 and 24)	7,789,895	2,099	-	-	-	2,099	-	2,099
Transfer of conversion component on conversion of convertible loans	-	1,058	(1,058)	-	-	-	-	-
Stock options exercised	63,333	20	-	-	-	20	-	20
Transfer of reserve on exercise of stock options	-	21	(21)	-	-	-	-	-
Warrants exercised	85,127	162	-	(162)	-	-	-	-
Issued in trust for legal appeal	1,332,222	448	-	-	-	448	-	448
Conversion component of convertible loans (Note 24)	-	-	125	-	-	125	-	125
Share based compensation - Stock options	-	-	178	-	-	178	-	178
Net loss for the year	-	-	-	-	(22,981)	(22,981)	(90)	(23,071)
Balance at September 1, 2019 (Restated, Notes 2 and 4)	150,391,558	$108,218	$6,413	$728	$(101,986)	13,373	$424	13,797
Issued for cash, net of share issue costs	6,768,634	3,441	-	-	-	3,441	-	3,441
Shares issued for interest on gold loans and convertible loans	1,463,855	584	-	-	-	584	-	584
Shares issued as financing fee for loans (Note 22 and 24)	1,025,762	477	-	-	-	477	-	477
Issued for settlement of loans (Note 22 and 24)	29,267,417	11,382	-	-	-	11,382	-	11,382
Transfer of conversion component on conversion of convertible loans	-	4,286	(4,286)	-	-	-	-	-
Warrants exercised	5,434,896	3,484	-	-	-	3,484	-	3,484
Shares issued for compensation	5,623,000	3,228	-	-	-	3,228	-	3,228
Conversion component of convertible loans	-	-	613	-	-	613	-	613
Share based compensation - Stock options	-	-	8	-	-	8	-	8
Net loss for the period	-	-	-	-	(11,467)	(11,467)	(678)	(12,145)
Balance at August 31, 2020	199,975,122	$135,100	$2,748	$728	$(113,453)	$25,123	$(254)	$24,869
Issued for cash, net of share issue costs	38,477,666	23,226	-	-	-	23,226	-	23,226
Share based compensation - bonus shares accrued	-	-	2,933	-	-	2,933	-	2,933
Warrants issued (Note 7)	-	(8,710)	-	878	-	(7,832)	-	(7,832)
Issued for settlement of convertible debentures (Note 25)	12,150,447	7,015	-	-	-	7,015	-	7,015
Shares issued for settlement of debts related to convertible and gold loans (Note 15)	4,266,321	1,497	-	-	-	1,497	-	1,497
Options exercised (Note 7)	1,000	-	-	-	-	-	-	-
Transfer of reserve on exercise of options	-	1	(1)	-	-	-	-	-
Net loss for the period	-	-	-	-	(4,004)	(4,004)	(1,279)	(5,283)
Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425

The accompanying notes are an integral part of these consolidated financial statements

6

Tanzanian Gold Corporation Consolidated Statements of Cash Flows (Expressed in Thousands of US Dollars)
Year ended August 31,	2021	2020	2019
		Restated – notes 2 and 4	Restated – notes 2 and 4

Operating
Net loss	$(5,283)	$(12,145)	$(23,071)
Adjustments to reconcile net loss to cash flow from operating activities:
Non-cash items (Note 29)	(1,963)	4,696	19,237
Cash cost of share issuance reflected under financing activities	665	-	-
Net change in non-cash operating working capital items:
Amounts receivable	87	(77)	(267)
Inventory	(453)	(333)	3
Prepaid and other assets	(254)	13	(2)
Trade, other payables and accrued liabilities	(316)	1,247	174
Cash used in operating activities	(7,517)	(6,599)	(3,926)
Investing
Mineral properties and deferred exploration costs	(8,117)	(6,418)	(2,169)
Proceeds from gold sales	2,524	368	-
Purchase of property, plant and equipment	(1,030)	(673)	(18)
Cash used in investing activities	(6,623)	(6,723)	(2,187)
Financing
Issuance of common shares for cash	24,400	3,441	6,883
Issue costs	(1,839)	-	-
Repayment of leases	(27)	-	-
Proceeds from issuance of convertible debentures	1,000	6,000	-
Proceeds from issuance of convertible loans	-	5,164	1,234
Proceeds from issuance of gold loans	-	223	216
Cash provided by financing activities	23,534	14,828	8,333
Net increase in cash	9,394	1,506	2,220
Cash, beginning of year	4,053	2,547	327
Cash, end of year	$13,447	$4,053	$2,547

The accompanying notes are an integral part of these consolidated financial statements

7

Tanzanian Gold Corporation Consolidated Statements of Cash Flow (Expressed in Thousands of US Dollars)

Supplementary information: Year ended August 31, 2021	2021	2020	2019
Non-cash transactions:
Value of shares issued for interest on loans	$-	$584	$528
Value of shares issued as financing fee for convertible loans	-	477	439
Value of shares issued on conversion of loans	-	11,382	2,099
Value of shares issued for compensation	-	3,228	-
Cashless exercise of warrants	-	3,484	162
Value of shares issued on conversion of debentures	7,015	-	-
Warrants issued	(8,710)	-	-
Value of shares issued for settlement of debts related to convertible and gold loans	1,497	-	-

The accompanying notes are an integral part of these consolidated financial statements

8

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.  Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“TanGold”, “Group” or the “Company”). The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada. The Company’s principal business activity is in the exploration and development of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring, developing, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

The Company reviews its going concern status, via comparisons to budgets, cash flow forecasts, and access to further financing. At the balance sheet date, the Company had $13.4 million of cash. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements and such adjustments may be material.

9

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

2. Basis of Preparation

2.1 Statement of compliance

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended August 31, 2021.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 29, 2021.

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the years ended August 31, 2021, 2020 and 2019 comprise of the Company and its subsidiaries (together referred to as “TanGold”, the “Company” or “Group”).

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3.

Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company is the US dollar. The functional currency of the Company’s Tanzanian subsidiaries is the US dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

During the year ended August 31, 2021, the Company changed its presentation currency from the Canadian dollar (“CAD”) to the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 4 of these audited consolidated financial statements.

2.3 COVID-19

The preparation of the condensed consolidated financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These consolidated financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. While there has been increased economic optimism in the early part of 2021 as the global economy continued to show signs of recovery from the impacts of the COVID-19 pandemic, current market conditions may result in additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As the COVID-19 pandemic continues, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material.

10

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries: Tanzania American International Development Corporation 2000 Limited (“Tanzam”), Tancan Mining Co. Limited (“Tancan”), and Buckreef Gold Company Ltd. (“Buckreef Gold”). Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The consolidated financial statements of the Company set out the assets, liabilities, expenses, and cash flows of the Company and its subsidiaries, namely:

		Ownership interest as at August 31,
	Country of incorporation	2021	2020
Tanzam	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef Gold	Tanzania	55%	55%

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

11

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

3.2 Mineral properties and deferred exploration

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the consolidated statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

As the Company is in the exploration stage, it has no significant ongoing sources of revenue. Incidental revenue is generated from the sale of gold bars. In accordance with IFRS 15, the Company recognizes revenue when the gold is shipped to the customer. Delivery of the gold is considered to be the only performance obligation and revenue is measured based on the consideration specified in the contract with the customer. Gold sales generated from bulk sampling activities are treated as a cost recovery against exploration expenses. The Company reviews the carrying value of a mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable.

Examples of such events or changes in circumstances are as follows:

•	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If the carrying value exceeds the fair value, the property will be written down to fair value with a provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction. These costs will be amortized against the income generated from the mineral property.

12

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

3.3 Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at the following rates calculated to write off the cost of PPE, less their estimated residual value, using the straight-line methods over its estimated remaining useful life, or the remaining life of the mine if shorter:

	Straight-line (years to depreciate)
Machinery and equipment	5	to	8
Automotive		5
Computer equipment		3
Leasehold improvements		5
Processing plant		8

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. Construction-in-progress assets are not depreciated until it is completed and available for use.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, the major inspection and overhaul expenditures of replacement of such a component are capitalized.

3.4 Decommissioning, restoration and similar liabilities (“Asset retirement obligation” or “ARO”)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

13

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

3.5 Share based payments

Share based payment transactions

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Equity settled transactions

The costs of equity settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share-based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The effect of outstanding options is considered in the computation of earnings per share, if dilutive.

14

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

3.6 Taxation

Income tax expense represents the sum of current tax and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•	where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.
15

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

Deferred income tax relating to items recognized directly in equity is recognized in equity.

Deferred income tax assets and liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

•	when the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable; or

•	when receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

3.7 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units, share purchase warrants, convertible debt, and stock options, in the weighted average number of common shares outstanding during the year, if dilutive. Because the Company incurred net losses, the effect of the dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

3.8 Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The Company determines the classification of its financial assets at initial recognition.

•	FVTPL

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or fair value through OCI. Gains or losses on these items are recognized in net earnings or loss.

16

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

•	Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. The Company’s other receivables are recorded at amortized cost as they meet the required criteria. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount. At each statement of financial position date, the Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

•	FVOCI

For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income (“OCI”). This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment, the cumulative fair value change remains in OCI and is not recycled to net earnings or loss.

•	Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Derivative warrant liabilities

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock. During the year ended August 31, 2020, the foreign currency denominated warrants were exercised in full.

During the year ended August 31, 2021 the Company issued convertible debentures with detachable warrants for the Company’s common shares. The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants are initially recognized at fair value and subsequently measured at fair value with changes recognized through profit or loss.

The Company uses the Black-Scholes pricing model to estimate fair value at each exercise and period end date.

Agent warrants and warrants

Warrants issued to agents in connection with an equity financing are recorded at fair value and charged to share issue costs associated with the offering with an offsetting credit to warrants reserve in shareholders’ equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of the shares and the excess if any, allocated to the warrants.

17

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

Financial liabilities

Trade, other payables and accrued liabilities, gold and convertible loans payable, and lease payable are accounted for at amortized cost.

During the year ended August 31, 2021, the Company issued convertible debentures containing embedded derivatives that are not closely related to the host. The Company elected to measure the convertible debentures at FVTPL.

For financial liabilities designated at FVTPL, any impact on fair value due to changes in credit risk are presented in OCI. During the year, there was no impact on fair value due to changes in credit risk.

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Impairment of non-financial assets

At the date of the statement of financial position, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is an indication that those assets may be impaired. If any, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset (or cash-generating unit) is estimated to be less than the carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

18

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered to be related if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

Foreign currency transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and each of its subsidiaries is the US dollar. The presentation currency of the Company is the US dollar.

Transactions and balances

Foreign currency transactions are recorded at the rate of exchange existing on the transaction date. Foreign currency monetary assets and liabilities are translated at the rate of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of is treated in line with the recognition of the gain or loss on the change in fair value of such an item.

Group companies

The results and financial position of all the consolidated entities are translated in to the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the exchange rate on the date of the statement of financial position,
•	income and expenses for each statement of comprehensive loss are translated at the average exchange rate in effect during the reporting period; and
•	all resulting exchange differences are recognized in accumulated other comprehensive income.

19

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.  Summary of Significant Accounting Policies (continued)

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property, the date of commencement of commercial production, and the determination of functional currencies.

Inventory

Stockpiled ore and consumables are measured at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of a product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted. Any provision for obsolescence is determined by reference to specific products. A regular review is undertaken to determine the extent of any provision for obsolescence.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

20

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

4. Change in Presentation Currency

Effective September 1, 2020, the Company changed its presentation currency to US dollars from Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of comprehensive loss and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period end exchange rates, and all resulting exchange differences have been recognized in accumulated deficit. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at September 1, 2019, and August 31, 2020, using the period end exchange rates of 1.3028 CAD/USD, 1.3307 CAD/USD, respectively, and shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

The change in presentation currency resulted in the following impact on the September 2019 opening consolidated statement of financial position:

	As at September 1, 2019
	Reported at September 1, 2019 in CAD	Presentation currency change	Restated at September 1, 2019 in USD
Consolidated statement of financial position
Cash	3,389	(842)	2,547
Other current assets	1,269	(315)	954
Non-current assets	33,461	(8,317)	25,144
Total assets	38,119	(9,474)	28,645

Current liabilities	(14,531)	3,608	(10,923)
Long term debt	(5,224)	1,299	(3,925)
Total liabilities	(19,755)	4,907	(14,848)

Share capital	142,252	(34,034)	108,218
Reserves	9,407	(2,266)	7,141
Accumulated deficit and other comprehensive income	(133,877)	31,891	(101,986)
Non-controlling interests	582	(158)	424
Total shareholders’ equity	18,364	(4,567)	13,797

21

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

4. Change in Presentation Currency (continued)

The change in presentation currency resulted in the following impact on the August 31, 2020 consolidated statement of financial position:

	As at August 31, 2020
	Reported at August 31, 2020 in CAD	Presentation currency change	Restated at August 31, 2020 in USD
Consolidated statement of financial position
Cash	5,294	(1,241)	4,053
Other current assets	1,764	(413)	1,351
Non-current assets	42,753	(10,018)	32,735
Total assets	49,811	(11,672)	38,139

Current liabilities	(13,831)	3,241	(10,590)
Long term debt	(3,500)	820	(2,680)
Total liabilities	(17,331)	4,061	(13,270)

Share capital	178,397	(43,297)	135,100
Reserves	4,482	(1,006)	3,476
Accumulated deficit and other comprehensive income	(150,037)	36,584	(113,453)
Non-controlling interests	(362)	108	(254)
Total shareholders’ equity	32,480	(7,611)	24,869

The change in presentation currency resulted in the following impact on the August 31, 2019 consolidated statement of comprehensive loss:

	Reported at August 31, 2019 in CAD	Presentation currency change	Restated at August 31, 2019 in USD
General and administrative expense	(4,853)	1,193	(3,660)
Other income (expense)	(25,565)	6,154	(19,411)
Net loss and comprehensive loss	(30,418)	7,347	(23,071)
Earnings per share – basic and diluted	(0.22)	0.05	(0.17)

22

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

4. Change in Presentation Currency (continued)

The change in presentation currency resulted in the following impact on the August 31, 2020 consolidated statement of comprehensive loss:

	Reported at August 31, 2020 in CAD	Presentation currency change	Restated at August 31, 2020 in USD
General and administrative expense	(10,327)	2,648	(7,679)
Other income (expense)	(5,895)	1,429	(4,466)
Net loss and comprehensive loss	(16,222)	4,077	(12,145)
Earnings per share – basic and diluted	(0.10)	0.03	(0.07)

The change in presentation currency resulted in the following impact on the August 31, 2019 consolidated statement of cash flows:

	Reported at August 31, 2019 in CAD	Presentation currency change	Restated at August 31, 2019 in USD
Cash used in operating activities	(4,818)	892	(3,926)
Cash used in investing activities	(3,052)	865	(2,187)
Cash provided by financing activities	10,833	(2,500)	8,333
Net increase in cash	2,963	(743)	2,220
Cash beginning of year	426	(99)	327
Cash end of year	3,389	(842)	2,547

The change in presentation currency resulted in the following impact on the August 31, 2020 consolidated statement of cash flows:

	Reported at August 31, 2020 in CAD	Presentation currency change	Restated at August 31, 2020 in USD
Cash used in operating activities	(8,564)	1,965	(6,599)
Cash used in investing activities	(9,117)	2,394	(6,723)
Cash provided by financing activities	19,585	(4,757)	14,828
Net increase in cash	1,904	(398)	1,506
Cash beginning of year	3,389	(842)	2,547
Cash end of year	5,293	(1,240)	4,053

23

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars, except for share and per share amounts)

5.  Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The continuity of expenditures on mineral properties is as follows:

	Buckreef (a)	Kigosi (b)	Itetemia	Luhala	Total

Balance, August 31, 2018	21,617	9,588	4,553	2,554	38,311
Exploration expenditures:
Camp, field supplies and travel	146	-	-	-	146
License fees and exploration and field overhead	650	8	-	2	660
Geological consulting and field wages	56	-	-	-	56
Trenching and drilling	1,390	-	-	-	1,390
	2,242	8	-	2	2,252
Write-offs	-	(9,596)	(4,553)	(2,556)	(16,705)
Balance, August 31, 2019	$23,859	$-	$-	$-	$23,859
Exploration expenditures:
Camp, field supplies and travel	368	-	-	-	368
License fees and exploration and field overhead	863	-	-	-	863
Geological consulting and field wages	729	-	-	-	729
Trenching and drilling	2,663	-	-	-	2,663
Mine design	597	-	-	-	597
Change in estimate of asset retirement obligation	2,048	-	-	-	2,048
Gold sales	(368)	-	-	-	(368)
Payments to STAMICO as per Joint Venture agreement	239	-	-	-	239
Balance, August 31, 2020	$30,997	$-	$-	$-	$30,997
Exploration expenditures:
Camp, field supplies and travel	356	-	-	-	356
License fees and exploration and field overhead	2,809	-	-	-	2,809
Geological consulting and field wages	3,150	-	-	-	3,150
Trenching and drilling	605	-	-	-	605
Mine design	1,321	-	-	-	1,321
Mining and processing costs	987	-	-	-	987
Change in estimate of asset retirement obligation	(133)	-	-	-	(133)
Gold sales	(2,524)	-	-	-	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050	-	-	-	1,050
Balance, August 31, 2021	$38,618	$-	$-	$-	$38,618

Buckreef Gold Project:

The joint venture agreement contains a penalty clause related to the original commissioning date for the plant. The clause only became effective in the event the plant was not brought into commercial production before a specified future date. During the year ended August 31, 2021, the Company settled the delay penalty of $0.75 million for the third extension year and agreed to pay the penalty in 6 monthly installments of $0.125 million with retrospective effect from January to June 2021. During 2021 the Company paid the final installments and STAMICO shall have no further claim related to delay penalties.

Kigosi, Itetemia and Luhala:

During 2019 the Company received notices of cancellation and rejection of the mining licenses applications for Kigosi and Itetemia, for failure to have complied with various regulations. As a result, the Company recorded a write-off of $14.1 million for the year ended August 31, 2019 related to these properties pending the result of the appeal. The Company also recorded a write-off of $2.6 million related to Luhala as it did not plan any further exploration on the property.

During the year ended August 31, 2021, the Company withdrew its appeals related to the cancellation of the Kigosi and Itetemia Mining Licenses.

24

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

6.  Property, Plant and Equipment

	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at September 1, 2019	$2,211	$1,060	$93	$3,364
Additions	446	183	68	697
Disposals	-	(23)	-	(23)
As at August 31, 2020	$2,657	$1,220	$161	$4,038
Additions	622	437	-	1,059
Disposals[1]	-	(703)	(79)	(782)
As at August 31, 2021	$3,279	$954	$82	$4,315
Accumulated depreciation
As at September 1, 2019	$1,057	$957	$66	$2,080
Depreciation expense	155	58	7	220
As at August 31, 2020	$1,212	$1,015	$73	$2,300
Depreciation expense	128	144	14	286
Disposals[1]	-	(686)	(67)	(753)
As at August 31, 2021	$1,340	$473	$20	$1,833
Net book value
As at August 31, 2020	$1,445	$205	$88	$1,738
As at August 31, 2021	$1,939	$481	$62	$2,482

[1]	During the period the Company retired assets with a net book value of $29 for a loss on disposal of $27.

25

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

7.  Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number of units	$(000	’s)
Balance at September 1, 2019	150,391,558	$108,218
Issued for cash, net of share issue costs	6,768,634	3,441
Shares issued for settlement of convertible and gold loans	29,267,417	11,382
Transfer of conversion component on conversion of convertible loans	-	4,286
Shares issued for interest on gold and convertible loans	1,463,855	584
Shares issued for services	5,623,000	3,228
Finders fees on convertible and gold bullion loans	1,025,762	477
Warrants exercised	5,434,896	3,484
Balance at August 31, 2020	199,975,122	$135,100
Issued for cash, net of share issue costs	38,477,666	23,226
Warrants issued	-	(8,710)
Issued for settlement of convertible debentures (Note 25)	12,150,447	7,015
Issued for settlement of debts related to convertible and gold loans (Note 25)	4,266,321	1,497
Options exercised	1,000	-
Transfer of reserve on exercise of options	-	1
Balance at August 31, 2021	254,870,556	$158,129

Activity during the year ended August 31, 2021:

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $1.8 million out of which $0.7 million was allocated to the warrants issued in the unit and expensed in the statement of comprehensive loss. The warrants issued with the common shares are classified as a liability (Note 26). The broker warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date. The warrants are classified as equity.

During the year ended August 31, 2021 $7.0 million of Tranche A Convertible Debentures (Note 25), representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was aggregate $7.0 million.

26

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

7. Capital Stock (continued)

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company issued 6,768,634 common shares at an average price of $0.575 per common share, raising an aggregate net proceeds, net of share issue costs of $0.5 million, of $3.4 million.

During the year ended August 31, 2020, 4,017,857 warrants expiring on September 26, 2021 were exercised by way of cashless exercise into 5,434,896 common shares of the Company which resulted in the transfer of the associated value of $3.5 million from warrant liability to share capital.

During the year ended August 31, 2020, 1,463,855 shares were issued at an average price of $0.41 per share for total issued value of $0.6 million for payment of interest (see Notes 22 and 24 for details).

On April 15, 2020 the Company issued 5,623,000 common shares at a price of $0.57 per share with total value of $3.2 million for compensation to various officers, directors, consultants and employees.

Warrant issuances:

Activity during the year ended August 31, 2021:

During the year ended August 31, 2021, the Company issued 2,777,268 three-year warrants with an exercise price of $1.50 as well as 16,461,539 five-year warrants with an exercise price of $0.80 pursuant to the equity financings described above.

The 2,777,268 three-year warrants were ascribed a fair value of $0.4 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.18%; volatility 69% and an expected life of 36 months. The warrants were recognized under reserve for warrants on the statement of financial position.

The 16,461,539 five-year warrants were ascribed a fair value of $7.8 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant liability on the consolidated statement of financial position (Note 26).

The 1,152,307 five-year warrants issued to the brokers were ascribed a fair value of $0.5 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrant reserve on the statement of financial position.

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company issued three-year warrants with an exercise price of $1.2125 to the debenture holders pursuant to the convertible debenture financing described in Note 25.

27

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

7. Capital Stock (continued)

Warrants and Compensation Options outstanding:

The continuity of outstanding warrants for the years ended August 31, 2021 and 2020 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2019	4,305,758	1.09
Warrants exercised	(4,017,857)	1.10
Warrants issued	3,002,037	1.21
Balance – August 31, 2020	3,289,938	1.19
Warrants issued	20,391,114	0.89
Balance – August 31, 2021	23,681,052	0.94

At August 31, 2021, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 1, 2016	73,616	$0.8718	September 1, 2021
Private placement financing agent warrants - September 26, 2016	214,285	$0.9515	September 26, 2021
Convertible debenture warrants - July 27, 2020	3,002,037	$1.2125	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026

Balance, August 31, 2021	23,681,052	-	-

The outstanding warrants have a weighted average exercise price of $0.94 and weighted average remaining contractual life of 3.8 years.

28

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

7. Capital Stock (continued)

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

As at August 31, 2021, the Company had 12,513,055 (August 31, 2020 – 7,022,512) options available for issuance under the Omnibus Plan.

The continuity of outstanding stock options for the years ended August 31, 2021 and 2020 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2019 and 2020	7,352,000	CAD $0.41
Options exercised	(1,000)	CAD $0.40
Balance – August 31, 2021	7,351,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years) (1)
CAD $0.40	3,719,000	3,719,000	September 29, 2026	5.1
CAD $0.43	3,532,000	3,532,000	October 11, 2026	5.1
CAD $0.35	100,000	100,000	January 2, 2028	6.3
CAD $0.41	7,351,000	7,351,000		5.1
(1)	Total represents weighted average.

29

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

8. Reserve for warrants

Year ended	August 31, 2021	August 31, 2020
Balance at beginning of year	$728	$728
Warrants issued (Note 7)	878	-
Balance at end of year	$1,606	$728

9. Reserve for share based payments

Year ended	August 31, 2021	August 31, 2020
Balance at beginning of year	$2,748	$6,413
Share based compensation – Stock options	-	8
Share based compensation – Common shares (Note 10)	2,933	-
Conversion component of convertible loans	-	613
Transfer of reserve on exercise of options	(1)	-
Transfer of reserve on conversion of convertible loans (Note 7)	-	(4,286)
Balance at end of year	$5,680	$2,748

10. Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

The Company entered into the following transactions with related parties:

Year ended August 31,	2021	2020	2019
Consulting [1,2]	$46	$178	$153

1.	During the year ended August 31, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s former Director of Operations – Africa, and companies related to him (2021 - $21, 2020 - $18, 2019 - $23). Effective May 31, 2021, these related party services have been discontinued and a new arm’s length party has been engaged to provide these website and data back-up services prospectively.

2.	During the year ended August 31, 2021, consulting services were provided by a company controlled by Ulli Rath, a former Director of the Company (2021 - $25, 2020 - $160, 2019 - $130).

Remuneration of Directors and key management personnel of the Company was as follows:

Year ended August 31,	2021	2020	2019
Salaries and benefits[1]	$1,695	$643	$519
Share based payments	2,933	2,503	-
Total	$4,628	$3,146	$519

(1)	Salaries and benefits include sign-on bonuses for certain key management personnel as well as director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU's for their services and officers are entitled to cash remuneration and share based compensation for their services.

As of August 31, 2021, included in trade and other payables is $0.5 million (August 31, 2020 - $1.1 million) due to related parties with no specific terms of repayment.

30

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

10. Related party transactions (continued)

As at August 31, 2021, the Company has a receivable of $nil (August 31, 2020 - $0.05 million) from an organization associated with the Company’s former President and CEO and other current directors.

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period. $2.9 million was recognized during the year ended August 31, 2021 (August 31, 2020 - $nil) .

11. Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2021. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2021 totaled $47.9 million (August 31, 2020 - $25.1 million).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

31

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

12. Financial Instruments

Fair Value of Financial Instruments

Cash, derivatives in gold bullion loans, convertible debentures, and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of August 31, 2021 and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures (Note 25) are classified as Level 3 within the fair value hierarchy, and derivative warrant liabilities (Note 26) are classified as level 3.

The fair value of the convertible debentures at initial recognition and at period-end and at conversion has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

32

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

12. Financial Instruments (continued)

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the year-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•      Share price (August 31, 2021: $0.41, August 31, 2020: $0.835)

•      Risk-free interest rate (August 31, 2021: 0.19% to 0.67%, August 31, 2020: 0.15%)

•      Dividend yield (August 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs

•      Expected volatility (August 31, 2021: 60% to 70%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•      The share price was higher (lower)

•      The risk-free interest rate was higher (lower)

•      The dividend yield was lower (higher)

•      The expected volatility factor was higher (lower)

•      The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt during the period was calculated using a binomial lattice methodology.

Key observable inputs*

•      Share price (August 31, 2021: $0.623 to $0.828, August 31, 2020: $ 0.835)

•      Risk-free interest rate (August 31, 2021: 0.10% to 0.16%, August 31, 2020: 0.13% to 0.15%)

•      Dividend yield (August 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs*

•      Discount for lack of marketability (DLOM) (August 31, 2021: 5%-15%, August 31, 2020: 20%-21%)

The estimated fair value would increase (decrease) if:

•      The share price was higher (lower)

•      The risk-free interest rate was higher (lower)

•      The dividend yield was lower (higher)

•      The discount for lack of marketability was lower (higher)

*The range provided for the year ended August 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the period as the balance is $nil at year end.

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative Warrant Liabilities	August 31, 2021
Comprehensive Loss	Increase	Decrease
Expected volatility (20% movement vs. the model input)	$(716)	$720

33

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

12. Financial Instruments (continued)

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The amounts receivable consists primarily of amounts due from government taxation authorities. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2021, or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2021, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $0.1 million (2020 - $0.04 million).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2021, the Company had cash of $13.4 million (August 31, 2020 - $4.1 million), current assets of $15.4 million (August 31, 2020 - $5.4 million) and current liabilities of $7.4 million (August 31, 2020 - $10.6 million). Current working capital of the Company is $8.0 million (August 31, 2020 - $5.2 million deficiency). Within working capital, current liabilities include $2.1 million in derivative liabilities. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

34

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

13. Amounts receivable

The Company’s amounts receivable arise from two main sources: receivables due from related parties, harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	August 31, 2021	August 31, 2020	September 1, 2019
Receivable from related parties	$-	$48	$59
HST and VAT receivable	432	499	411
Other	28	-	-
Amounts Receivable	$460	$547	$470

Below is an aged analysis of the Company’s amounts receivable:

	August 31, 2021	August 31, 2020	September 1, 2019
Less than 1 month	$23	$97	$66
1 to 3 months	43	77	83
Over 3 months	394	373	321
Total Amounts Receivable	$460	$547	$470

At August 31, 2021, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 12.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2021.

14. Prepaid and other assets

	August 31, 2021	August 31, 2020	September 1, 2019
Insurance	$54	$20	$11
Listing fees	32	31	30
Drilling	200	-	-
Legal retainers and other	46	27	50
Total Prepaid Expenses	$332	$78	$91

15. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities. The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	August 31, 2021	August 31, 2020	September 1, 2019
Less than 1 month	$2,161	$2,353	$638
1 to 3 months	119	518	307
Over 3 months	2,983	2,079	3,792
Total Trade, Other Payables and Accrued Liabilities	$5,263	$4,950	$4,737

35

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

16. Inventory

Inventory consists of stockpiled ore, work in progress and supplies consumed during the course of exploration development and operations. Cost represents the delivered price of the item. The following is a breakdown of items in inventory:

	August 31, 2021	August 31, 2020	September 1, 2019
Stockpiled ore	$712	$606	$389
Work in progress	350	106	-
Supplies	117	14	4
Total Inventory	$1,179	$726	$393

17. Cash

As at August 31, 2021, cash totalled $13.4 million (August 31, 2020 - $4.1 million, September 1, 2019 - $2.5 million), consisting of cash on deposit with banks in general minimum interest-bearing accounts.

18. Segmented information

Operating Segments

At August 31, 2021 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at August 31, 2021	As at August 31, 2020
Identifiable assets
Canada	$12,382	$3,986
Tanzania	44,136	34,153
	$56,518	$38,139
Non-current assets
Canada	$28	$49
Tanzania	41,072	32,686
	$41,100	$32,735

36

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

19. Commitments and Contingencies

Commitments:

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, the commitment table does not include any provisions for the settlement of outstanding litigation and potential claims.

20. Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:

	August 31, 2021	August 31, 2020
Balance, beginning of year	$2,680	$554
(Decrease) Increase in estimate for asset retirement obligation	(133)	2,120
Accretion expense	134	6
Balance, end of year	$2,681	$2,680

The mine closure provision liability is based upon the following estimates and assumptions:

a)	Total undiscounted amount of future retirement costs was estimated to be $3.4 million.
b)	Risk-free rate at 5%.
c)	Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 18 years.
d)	Inflation over the period is estimated to be 3.6% per annum.

37

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

21. Non-Controlling Interest

The changes to the non-controlling interest for the years ended August 31, 2021 and 2020 are as follows:

Year ended	August 31, 2021	August 31, 2020
Balance at beginning of year	$(254)	$424
Non-controlling interest’s 45% share of Buckreef Gold’s comprehensive loss	(1,279)	(678)
Balance at end of year	$(1,533)	$(254)

The following is summarized financial information for Buckreef Gold:

	August 31, 2021	August 31, 2020
Current assets	$2,920	$1,038
Long term assets	33,535	23,229
Current liabilities	(2,908)	4
Asset retirement obligation	(2,681)	(2,680)
Advances from parent	(33,728)	(23,754)
Comprehensive loss for the year	$(2,841)	$(1,558)

22. Gold Bullion Loans

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company closed $0.2 million in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of $0.3417 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of $0.3417 per share. There is no prepayment penalty.

The Company recorded the equity portion of the conversion component in equity which amounted to $0.02 million.

During the year ended August 31, 2020 the Company settled $3.9 million of principal amount of outstanding loans through the issuance of 14,840,305 shares.

38

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

22. Gold Bullion Loans (continued)

Outstanding balance:

The balance of the gold bullion loans is as follows:

Balance at August 31, 2019	$3,757
Loans received	223
Less: repayment of loans converted to shares	(3,952)
Less: conversion component of loans and finder’s fees	(24)
Interest accrued	228
Issuance of shares for interest payment	(267)
Interest accretion	35
Balance at August 31, 2020 and 2021	$-

Interest expense related to the gold bullion loan amounted to $nil (2020 - $0.7 million, 2019 - $0.3 million), for the year ended August 31, 2021 and is recorded as a finance charge in the statements of comprehensive loss. Accretion expense during the year ended August 31, 2021 totaled $nil (2020 - $0.03 million, 2019 - $0.2 million).

Derivatives in the gold bullion loans:

If lenders elect repayment in gold, the Company may have to purchase approximately nil (August 31, 2019 - 2,923) ounces of gold in the market in order to repay the loans. At August 31, 2021, the value of nil (August 31, 2020 – nil, August 31, 2019 - 2,923) ounces of gold was approximately $nil (August 31, 2020 - $nil, August 31, 2019 - $5.9 million).

The Company estimated the fair value of the derivatives embedded in the gold bullion loans to be $nil as at August 31, 2021 and 2020 (August 31, 2019 - $1.0 million), and recognized a loss of $0.6 million in the statement of loss and comprehensive loss for the year ended August 31, 2020 (2019 - $1.0 million loss).

23. Finance costs

Finance costs comprises of the following:

Year ended August 31,	2021	2020	2019

Interest on Gold Bullion Loans	$-	$693	$284
Interest on Convertible Loans	-	1,285	173
	$-	$1,978	$457

39

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

24. Convertible loans

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company received loans in the amount of $5.1 million with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender. The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of $0.3417 - $0.598 per share. Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of $0.3417 - $0.598 per share.

The Company recorded the equity portion of the conversion component in equity which amounted to $0.8 million.

In connection with the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 1,025,762 common shares with a value of $0.5 million.

During the year ended August 31, 2020, the Company settled $5.1 million of principal amount of outstanding loans through the issuance of 14,427,112 shares. The Company also repaid $0.2 million in cash.

The balance of the convertible loans is as follows:

Balance at August 31, 2019	$1,452
Proceeds from convertible loans	5,164
Conversion of convertible loan to shares	(5,863)
Repayment in cash	(200)
Less: Conversion component of convertible loans	(589)
Less: Finder’s fee	(477)
Interest accrued	296
Issuance of shares for interest payment	(296)
Interest accretion	513
Balance at August 31, 2020 and 2021	$-

Interest accretion expense related to these loans during the year ended August 31, 2021 totaled $nil (2020 - $0.3 million, 2019 - $0.5 million).

40

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

25. Convertible debentures

During the year ended August 31, 2020, the Company entered into a securities purchase agreement (the “Agreement”) with two institutional accredited investors (the “Debenture Holders”) to issue up to $14.0 million in convertible debentures consisting of $7.0 million in Tranche A Convertible Debentures (“Tranche A”) and up to $7.0 million in Tranche B Convertible Debentures (“Tranche B”, together with the Tranche A, the “Convertible Debentures”).

Repayment of the Convertible Debentures was guaranteed by the Company’s subsidiary, Tanzania American International Development Corporation 2000 Limited pursuant to a global guarantee agreement.

Tranche A

Each of the Tranche A Debentures bears no interest and has a maturity date of eighteen months, provided that in case of an event of default, the Tranche A Debentures may become immediately due and payable.

During the year ended August 31, 2020, the Company closed on the first and second issuances under Tranche A for a total of $6.0 million. The conversion price is calculated at the lower of i) a fixed conversion price (first issuance - $1.2125, second issuance - $1.2029); or ii) 93% of the average of the two lowest daily VWAPs during the 10 consecutive trading days immediately before the conversion date, all of which is subject to a floor of $0.20.

During the year ended August 31, 2021, the Company closed on the third issuance of convertible debentures under Tranche A for a total of $1.0 million. The conversion price is the same as the first two issuances, with the exception of the fixed conversion price, which is $1.1554. With this issuance, Tranche A was fully accessed.

Implementation fees of 3.95% are to be paid at the closing of each issuance. In connection with the issuance during the year ended August 31, 2021, transactions costs amounting to $0.1 million were paid and expensed.

Initial recognition of the issuances that have closed up to August 31, 2021 are as follows:

Issued	Tranche	Principal	Maturity Date	Interest Rate	Fair Value
July 27, 2020	Tranche A	4,000	January 27, 2022	0%	$3,432
August 20, 2020	Tranche A	2,000	February 20,2022	0%	1,716
September 1, 2020	Tranche A	1,000	March 1, 2022	0%	914
Total		$7,000			$6,062

The difference of $0.9 million between the principal and the fair value of the first two issuances is attributable to the fair value of the Warrant Shares that were issued as part of the overall arrangement (Note 26).

The day one gain of $0.1 million under the third issuance has been recognized in the consolidated statement of loss.

41

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

25. Convertible debentures (continued)

During the year ended August 31, 2021 $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The Tranche B Convertible Debentures were cancelled.

The balance of the convertible debentures (level 3) is as follows:

August 31, 2021
Balance at August 31, 2020	$5,089
Fair value of third issuance Day one gain on third issuance	914 111
Change in fair value	901
Converted during the year	(7,015)
Balance at August 31, 2021	$-

There was no change in fair value due to changes in own credit risk during the period.

Significant assumptions used in determining the fair value of the convertible debentures are as follows:

	August 31, 2021*			August 31, 2020
Share price	$0.62	to	0.83		$0.84
Risk-free interest rate	0.10%	-	0.15%	0.13%	-	0.14%
Discount for lack of marketability	6%	-	15%		21%
Remaining term (in years)	0.81	-	1.37	1.41	-	1.97

*	The range provided for the year ended August 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the year as the balance is $nil at year end.

The fair value is a level 3 fair value estimate given the discount for lack of marketability assumption is not an observable input.
42

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

26. Derivative warrant liabilities

Private Placement Warrants:

During the year ended August 31, 2021, the Company issued warrants for the Company’s common shares pursuant to a financing in December 2020 and February 2021 (Note 7).

No warrants were exercised during the period.

The balance of the derivative warrant liabilities (level 3) is as follows:

August 31, 2021
Balance at August 31, 2020	$551
Warrants issued February 11, 2021 (Note 7)	7,830
Fair value adjustment	(6,232)
Balance at August 31, 2021	$2,149

Derivative warrant liabilities of $2.1 million will only be settled by issuing equity of the Company.

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	August 31, 2021			August 31, 2020
Share price		$0.41		$0.84
Risk-free interest rate	0.19%	-	0.67%	0.15%
Dividend yield		0%		0%
Expected volatility	60%	-	70%	51%
Remaining term (in years)	1.9	–	4.4	2.90

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

27. General and Administrative expense

Year ended August 31,	2021	2020	2019
Depreciation (Note 6)	$286	$220	$266
Consulting	614	564	422
Directors’ fees	225	181	84
Office and general	394	200	140
Shareholder information	545	511	286
Professional fees	1,089	1,297	1,258
Salaries and benefits	1,308	939	559
Management remuneration	1,470	466	435
Share based payments	2,933	3,228	178
Travel and accommodation	163	73	32
Total General and Administrative	$9,027	$7,679	$3,660

43

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

28. Financial Instrument Related Costs and Other

Year ended August 31,	2021	2020	2019
Loss on derivative in gold bullion loans	$-	$(595)	$(977)
Gain on derivative warrant liabilities (Note 26)	6,232	291	-
Change in fair v alue of convertible debentures (Note 25)	(901)	50	-
Accretion on asset retirement obligation (Note 20)	(134)	(6)	(8)
Finance costs (Note 23)	-	(1,978)	(457)
Transaction costs on convertible debenture (Note 25)	(31)	(855)	-
Loss on disposal of assets	(27)	-	-
Settlement of lawsuit	-	-	(116)
Transaction costs on derivative warrant liabilities (Note 7)	(665)	-	-
Interest accretion	-	(584)	(746)
(Interest) forgiveness of interest on leases	35	(7)	(8)
Withholding tax costs	(11)	3	(37)
Total Financial Instrument Related Costs and Other	$4,498	$(3,681)	$(2,349)

29. Non-cash items

Year ended August 31,	2021	2020	2019
Depreciation	$286	$220	$266
Write-off of mineral properties and deferred exploration costs	-	-	16,705
Loss on derivative in gold bullion loans	-	595	823
Gain on derivative warrant liabilities	(6,232)	(291)	-
Change in fair value of convertible debentures	901	(50)	-
Share based payments	2,933	3,228	178
Accretion on asset retirement obligation	134	6	9
Interest accretion	-	584	746
Foreign exchange	50	(180)	11
Forgiveness of interest	(35)	-	-
Shares issued for interest on loans	-	584	499
Total Non-cash items	$(1,963)	$4,696	$19,237

44

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

30. Taxes

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2021	2020	2019
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.50%	26.50%	26.50%

Statutory income tax rates applied to accounting income	$(1,400)	$(3,218)	$(6,114)

Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	-	(60)	(619)
Permanent differences and other items	(762)	541	(817)
Benefit of tax losses not recognized	2,162	2,737	7,550
Provision for income taxes	$-	$-	$-

The enacted tax rates in Canada of 26.50% (26.50% - 2020, 26.50% - 2019) and Tanzania of 30% (2020 - 30%, 2019 - 30%) where the Company operates are applied in the tax provision calculation.

The following table reflects the Company’s deferred income tax assets (liabilities):

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2021 and 2020 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Debt issuance cost	Total

At August 31, 2019	$(8,014)	$(217)	$(8,231)
Charged to the consolidated statement of comprehensive loss	(1,935)	(133)	(2,068)

At August 31, 2020	$(9,949)	$(350)	$(10,299)
Charged to the consolidated statement of comprehensive loss	(2,474)	350	(2,124)
At August 31, 2021	$(12,423)	$-	$(12,423)

Deferred Income Tax Assets	Non-capital losses	Non-capital losses	Total

At August 31, 2019	$8,014	$217	$8,231
Charged to the consolidated statement of comprehensive loss	1,935	133	2,068
At August 31, 2020	$9,949	$350	$10,299
Charged to the consolidated statement of comprehensive loss	2,474	(350)	2,124
At August 31, 2021	$12,423	$-	$12,423

Net deferred tax assets (liabilities)	$-	$-	$-

45

Tanzanian Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2021, 2020 and 2019

(Expressed in Thousands of US dollars)

30. Taxes (continued)

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	August 31, 2021	August 31, 2020

Non-capital losses	$87,242	$70,583
Property, plant and equipment	110	184
Capital losses	1	1
Financing costs	2,217	-
	$89,570	$70,768

At August 31, 2021, the Company has Tanzanian non-capital losses of $56,146 (2020 - $44,797), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years. The non-capital loss may be carried forward without limitation.

At August 31, 2021, the Company has non-capital losses of $31,096 (2020 - $30,368), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2026	$1,356
2027	1,100
2028	1,198
2029	1,559
2030	1,131
2031	1,885
2032	1,978
2033	1,864
2034	1,740
2035	1,572
2036	1,625
2037	2,272
2038	2,960
2039	2,309
2040	5,819
2041	728
Non Capital Losses	$31,096

At August 31, 2021, $nil (2020 - $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company’s subsidiaries have a deficit.

46